UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA
SEMIANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the seminannual period ended June 30, 2025

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report. This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed herein and in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024 are unaudited and have not been reviewed by an external auditor.
Overview
Jamestown Invest 1, LLC is a Delaware limited liability company formed to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth. Possible asset classes could include mixed or single-use properties incorporating office, retail, multifamily, for-sale residential, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia Metropolitan Statistical Area as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. We may also invest in other major MSAs across the United States, which would generally have populations equal to or greater than 500,000 residents. We are externally managed by Jamestown Invest Manager, L.P. (our "Manager"), a wholly-owned subsidiary of Jamestown, L.P. (“Jamestown”), our sponsor, which operates an online investment portal at www.jamestowninvest.com.
We had previously offered up to $46,033,490 in our common shares in our Offering Circular dated September 24, 2021, which offering was terminated by the Company effective July 12, 2022. Prior to our offering statement being declared “qualified” by the SEC, we sold 550,100 of our common shares at the initial per share price of $10.00 per share, including approximately 86,550 common shares purchased by our sponsor, in a private placement. As of June 30, 2025 and as of the date of this Semiannual Report, the Company has raised approximately $11,217,110 in capital (in addition to the $5,501,000 in a private placement).
Our Investments
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) from Jamestown, our sponsor, for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies. Southern Dairies has approximately 85,000 rentable square feet and as of the date of this report and is 100% leased to 11 tenants with a weighted average remaining lease term of 5.3 years. See "Investment Objectives and Strategy - Acquired Investments" in our Offering Circular for more information.
On August 18, 2021, Jamestown, L.P. sold its 49% membership interest in JT Invest 1 Dairies, LLC (the “Dairies JV”) to JT Altera Dairies, L.P., a joint venture between a Jamestown, L.P. subsidiary and Altera Southern Dairies PA, LLC. The transaction was reviewed and approved by an independent representative prior to the closing. Jamestown, L.P. maintains a sponsor co-investment of 200,000 shares in Jamestown Invest 1, LLC, which owns the 51% controlling position in JT Invest 1 Dairies, LLC.
Liquidity and Capital Resources
Proceeds from common shares sold in the Offering were primarily used for property acquisitions and capital expenditures.
We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing and other financing transactions. Our target leverage at stabilization is 60% at the fund level and may be up to 70% on an individual investment calculated as a percentage of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis. Our Manager may from time to time modify our leverage policy in its discretion. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.
The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses with respect to such impairment or we could experience reduced profitability. Further, our exposure to adverse general economic conditions is heightened by our use of leverage.

All of the conditions described above could materially and adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts.
Distributions
For the six months ended June 30, 2025, the Manager declared one quarterly cash distribution of $0.075 per share. During 2024, no distributions were declared. We expect that dividends declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.
Redemption Plan
We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.
For the six months ended June 30, 2025, the Manager redeemed 4,492 shares for a total amount of $49,405. From inception through June 30, 2025, our Manager has approved redemption requests for an aggregate of approximately 46,109 shares (an aggregate redemption amount of approximately $541,513) for investors under the redemption plan.
For the year ended December 31, 2024, the Manager elected not to process redemptions in order to preserve liquidity for the future and will continue to evaluate pending redemption requests on a quarterly basis.
Sources of Operating Revenues and Cash Flows
Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.
We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Cash Flows from Operating Assets
As of June 30, 2025, the Company owned a 51% controlling interest in a joint venture that owns a five-building office campus located in Atlanta, Georgia known as Southern Dairies.
For the six months ended June 30, 2025 and 2024, net cash provided by operating activities was $483,815 and $427,864, respectively. For the six months ended June 30, 2025 and 2024, net cash flow from operating activities increased primarily due to the timing of cash receipts and disbursements for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.
Cash Flows from Investing Activities
For the six months ended June 30, 2025 and 2024, net cash used in investing activities was $191,361 and $131,199, respectively. For the six months ended June 30, 2025 and 2024, net cash used in investing activities increased due to payment of leasing costs during the six months ended June 30, 2025 compared to the six months ended June 30, 2024.
Cash Flows from Financing Activities
For the six months ended June 30, 2025 and 2024 net cash used in financing activities was $492,344 and $416,773, respectively. For the six months ended June 30, 2025 and 2024, net cash used in financing activities increased primarily due to the increase in financing costs and principal payments due to the March 2025 loan modification for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.
Results of Operations
Refer to our Consolidated Statements of Operations in our consolidated financial statements.
Based on a comparison of the six months ended June 30, 2025 versus 2024, total revenues increased by $27,576, primarily due to the increase in base rents from the prior year. Operating expenses decreased by $38,887, primarily due to a decrease in real estate taxes. Nonoperating expenses increased by $796,363, which was primarily attributable to an increase in interest expense, net and an increase in the participation allocation liability for the six months ended 2025 compared to the six months ended 2024.

Outlook and Recent Trends
For more information regarding market conditions and outlook, please see “Investment Objectives and Strategy” in our Offering Circular.
Critical Accounting Policies
See Note 2. Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.
Off-Balance Sheet Arrangements
As of June 30, 2025 and 2024, we had no off-balance sheet arrangements.
Related Party Arrangements
For further information regarding Related Party Arrangements, please see Note 6 in the accompanying consolidated financial statements below.
Recent Developments
None.
Item 2. Other Information
None.

Item 3. Financial Statements

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
(A LIMITED LIABILITY CORPORATION)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
Consolidated Balance Sheets as of June 30, 2025 (unaudited) and December 31, 2024 (audited)	F-1 - F-2

Consolidated Statements of Operations for the Six Months Ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)	F-3

Consolidated Statements of Shareholders' Equity for the Six Months Ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)	F-4

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)	F-5 - F-6

Notes to Consolidated Financial Statements (unaudited)	F-7 - F-16

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
Assets:
Real estate:
Land	$15,190,260	$15,190,260
Buildings and improvements	21,878,882	21,878,882
Tenant improvements	3,471,272	3,471,692
Construction in progress	143,319	—
Total real estate	40,683,733	40,540,834
Less: accumulated depreciation	(3,676,961)	(3,259,254)
Real estate, net	37,006,772	37,281,580
Cash and cash equivalents	876,874	1,110,203
Restricted cash	246,256	212,817
Accrued investment income	108,799	59,344
Straight-line rent receivable	999,176	960,039
Prepaid expenses and other assets	37,921	2,296
Deferred leasing costs, net	1,387,367	1,332,347
Tenant origination and in-place lease costs, net	108,081	141,500
Interest rate swap, at fair value	—	116,947
Total assets	$40,771,246	$41,217,073

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
Liabilities:
Mortgage loan payable, at fair value	$25,692,851	$25,782,484
Interest rate swap, at fair value	153,334	—
Accounts payable and accrued expenses	298,952	164,031
Accrued capital and leasing costs	102,494	—
Accrued interest expense	130,391	74,731
Tenant security deposits	246,256	212,817
Due to related parties	76,456	66,405
Below-market leases, net	278,821	330,719
Accrued distributions	82,591	3,045
Accrued redemptions	49,405	—
Accrued participation allocation	712,590	641,405
Deferred income	131,438	69,087
Total liabilities	27,955,579	27,344,724

Commitments and contingencies (see note 8)

Shareholders' Equity:
Shareholders' equity (1,056,123 and 1,060,615 common shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	8,924,443	9,053,394
Accumulated deficit	(2,339,330)	(1,827,363)
Noncontrolling interest	6,230,554	6,646,318
Total shareholders' equity	12,815,667	13,872,349
Total liabilities and shareholders' equity	$40,771,246	$41,217,073

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
	For the Six Months Ended June 30,
	2025	2024
Revenue:
Rental income	$1,837,914	$1,810,338
Total revenue	1,837,914	1,810,338

Expenses:
Operating and maintenance	233,904	236,485
Property management fees - related party	42,700	38,289
Real estate taxes and insurance	124,172	193,398
General and administrative	278,711	243,331
Asset management fees - related party	71,029	75,844
Fund administrative fees - related party	34,349	36,405
Total operating expenses	784,865	823,752
Net operating income	1,053,049	986,586

Nonoperating income (expenses):
Interest income	9,312	9,270
Depreciation and amortization	(547,062)	(501,792)
Interest expense, net	(839,825)	(458,894)
Change in unrealized gain on mortgage loan payable	(34,516)	(90,258)
Change in unrealized loss on interest rate swap	(270,281)	(274,808)
Change in unrealized participation allocation	(71,185)	325,615
Realized participation allocation	(33,673)	—
Total nonoperating expenses, net	(1,787,230)	(990,867)

Net loss	(734,181)	(4,281)

Less: Net loss - noncontrolling interest	222,214	75,759

Net income (loss) attributable to Jamestown Invest 1, LLC and subsidiaries	$(511,967)	$71,478

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

For the Six Months Ended June 30, 2025
	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interest	Total Shareholders' Equity
Balance - December 31, 2024	1,060,615	$9,053,394	$(1,827,363)	$6,646,318	$13,872,349
Contributions from noncontrolling interest	—	—	—	71,050	71,050
Distributions to noncontrolling interest	—	—	—	(264,600)	(264,600)
Redemption of common shares	(4,492)	(49,405)	—	—	(49,405)
Distributions	—	(79,546)	—	—	(79,546)
Net loss	—	—	(511,967)	(222,214)	(734,181)
Balance - June 30, 2025	1,056,123	$8,924,443	$(2,339,330)	$6,230,554	$12,815,667

For the Six Months Ended June 30, 2024
	Common Shares	Amount	Accumulated Deficit	Noncontrolling Interest	Total Shareholders' Equity
Balance - December 31, 2023	1,060,615	$9,053,394	$(1,727,926)	$7,261,398	$14,586,866
Distributions to noncontrolling interest	—	—	—	(257,250)	(257,250)
Net income (loss)	—	—	71,478	(75,759)	(4,281)
Balance - June 30, 2024	1,060,615	$9,053,394	$(1,656,448)	$6,928,389	$14,325,335

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(734,181)	$(4,281)
Change in unrealized gain on mortgage loan payable	34,516	90,258
Change in unrealized loss on interest rate swap	270,281	274,808
Change in unrealized participation allocation	71,185	(325,615)
Realized participation allocation	33,673	—
Depreciation	417,707	372,344
Amortization of deferred leasing costs	95,936	95,936
Amortization of tenant origination and in-place lease costs	33,419	33,512
Amortization of below-market leases included in rental income	(51,898)	(52,042)
Financing fee expense	174,645	—
Changes in assets and liabilities:
Accrued investment income	(49,455)	34,012
Straight-line rent receivable	(39,137)	(75,705)
Prepaid expenses and other assets	(35,625)	(7,315)
Accounts payable and accrued expenses	134,921	28,315
Accrued interest expense	55,660	2,325
Tenant security deposits	33,439	(74,142)
Due to related parties	(23,622)	(42,688)
Deferred income	62,351	78,142
Net cash provided by operating activities	483,815	427,864
Cash flows from investing activities:
Additions to real estate	(47,636)	(131,199)
Payment of leasing costs	(143,725)	—
Net cash used in investing activities	(191,361)	(131,199)
Cash flows from financing activities:
Distributions to noncontrolling interest	(264,600)	(257,250)
Contributions from noncontrolling interest	71,050	—
Distributions	—	(159,523)
Principal payments on mortgage loan payable	(124,149)	—
Payment of financing costs	(174,645)	—
Net cash used in financing activities	(492,344)	(416,773)
Net decrease in cash, cash equivalents and restricted cash	(199,890)	(120,108)
Cash, cash equivalents and restricted cash, beginning of period	$1,323,020	$1,098,149
Cash, cash equivalents and restricted cash, end of period	$1,123,130	$978,041

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)
	For the Six Months Ended June 30,
	2025	2024
Supplemental cash flow information:
Cash paid for interest	$(609,520)	$(456,569)
Supplemental disclosure of noncash operating, investing and financing activities:
Increase (decrease) in accrued distributions	$79,546	$(159,523)
Increase in accrued redemptions	$49,405	$—
Increase in accrued capital and leasing costs	$102,494	$40,650

See notes to consolidated financial statements.

JAMESTOWN INVEST 1, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2025

1.     Formation and Organization
Jamestown Invest 1, LLC (the “Company”) was formed on August 3, 2018, as a Delaware Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to acquire and manage a portfolio consisting of real estate investments in urban infill locations in the path of anticipated growth, including mixed or single use properties, incorporating office, retail, multifamily, parking, unimproved land, warehouse/flex, or hotels in the Atlanta, Georgia major metropolitan area (“MSA”) as well as other MSAs primarily in the Southeast such as Raleigh, North Carolina and Charleston, South Carolina. The Company may make its investments through majority-owned subsidiaries, minority interests or joint venture interests. Substantially all of the Company’s business is managed by Jamestown Invest Manager, L.P. (the “Manager”), a Delaware Limited Liability Company. The Company owns Jamestown Invest 1 OP, L.P. (the “Operating Partnership”), through which it acquires and holds the investments.
On October 24, 2019, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share.
A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of common shares. The Company sold 550,100 common shares at the initial per share price of $10.00 in a private placement prior to this offering statement being qualified by the SEC. The Offering was qualified on November 26, 2019. Between November 27, 2019 and December 31, 2019, the Company sold 20,550 common shares at a price of $10.00 per share. Between January 1, 2020 and December 31, 2020, the Company sold 244,635 and 25,525 common shares at a price of $10.00 and $10.02 per share, respectively. Between January 1, 2021 and December 31, 2021, the Company sold approximately 76,800, 40,645, 61,163 and 25,604 common shares at a price of $10.00, $10.34, $10.35 and $10.71 per share, respectively. Between January 1, 2022 and December 31, 2022, the Company sold approximately 7,305, 37,780 and 12,125 common shares at a price of $10.71, $12.36 and $13.84, respectively. Effective July 12, 2022, the Company stopped accepting new subscriptions.
Between January 1, 2021 and December 31, 2021, the Company redeemed 5,950 shares for a total of $59,644. Between January 1, 2022 and December 31, 2022, the Company redeemed 2,058 shares for a total of $27,234. Between January 1, 2023 and December 31, 2023, the Company redeemed 33,609 shares for a total of $405,230. There were no shares redeemed for the year ended December 31, 2024. For the six months ended June 30, 2025, the Company redeemed 4,492 shares for a total of $49,405. In the aggregate, Jamestown, L.P. (the "Sponsor"), the owner of the Manager, purchased 200,000 common shares at $10.00 per share between October 2019 and February 2020 for an aggregate purchase price of $2,000,000.
On March 12, 2020, the Company purchased a 51% controlling interest in JT Invest 1 Dairies, LLC (the "Dairies JV") from the Sponsor for total consideration of $7,279,065. The Dairies JV owns a five-building office campus located in Atlanta, Georgia ("Southern Dairies").

2.Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
The consolidated financial statements of the Company include the accounts of the Operating Partnership and its real estate partnerships for which it has control over the major operating and financing policies. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.
Real Estate Acquisition Valuations
In accordance with Accounting Standards Codification Topic 805, Business Combinations (ASC 805), the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions, the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.
The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods. Amortization related to below-market leases amounted to $51,898 and $52,042 for the six months ended June 30, 2025 and 2024, respectively and is included in rental income in the accompanying consolidated financial statements.
The Company estimates the value of tenant origination and in-place lease costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
The Company amortizes the value of deferred leasing costs and tenant origination and in-place lease costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease. Amortization expense related to deferred leasing costs amounted to $95,936 for the six months ended June 30, 2025 and 2024, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements. Amortization expense related to tenant origination and in-place lease costs amounted to $33,419 and $33,512 for the six months ended June 30, 2025 and 2024, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation
Depreciation of the buildings is computed on the straight-line method over an estimated useful life of 48 years. Depreciation of building improvements is computed on the straight-line method over an estimated useful life ranging from 15 - 39 years. Site improvements are depreciated on the straight-line method over an estimated useful life ranging from 10 - 15 years. Tenant improvements are amortized on the straight-line method over the life of the lease. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $417,707 and $372,344 for the six months ended June 30, 2025 and 2024, respectively and is included in depreciation and amortization in the accompanying consolidated financial statements.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2025 and 2024, the Company did not record any impairment charges related to its real estate investment.
Revenue Recognition and Expenses
The majority of the Company’s revenue is earned through the lease of rental space at its underlying property. These revenues are accounted for as leases under Accounting Standards Codification Topic 842, Leases (ASC 842).
The Company's primary source of revenue is income arising from lease agreements which may include base rent, parking rent or reimbursements from tenants for real estate taxes, insurance, and other operating expenses. Base rent is recognized on a straight-line basis over the terms of the related leases. As of June 30, 2025 and December 31, 2024, the Company recognized a straight-line rent receivable of $999,176 and $960,039, respectively. The Company recognizes the reimbursement of expenses from tenants as the related expenses are incurred. In addition, termination fees arising from contractual agreements with tenants are considered lease modifications. The Company recognizes the income upon execution of the agreement. Lease revenues are accounted for in accordance with ASC 842 and are included in rental income in the accompanying consolidated financial statements.
Interest income is recognized on an accrual basis and recorded in the period in which it is earned.
Expenses are recognized when incurred.
Cash, Cash Equivalents and Restricted Cash

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$876,874	$1,110,203
Restricted cash	246,256	212,817
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,123,130	$1,323,020

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.
Restricted cash consists of tenant security deposits.

Accrued Investment Income
In the normal course of business, the Company extends unsecured credit to its tenants. Individual leases where the collection of rents is in dispute are assessed for collectability based on management's best estimate of collection considering the anticipated outcome of the dispute. Individual leases that are not in dispute are assessed for collectability and upon the determination that the collection of rents over the remaining lease term is not probable, accrued investment income is reduced as a reduction of rental income. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability is determined to be probable. As of June 30, 2025 and December 31, 2024, there were no reductions to accrued investment income and rental income in the accompanying consolidated financial statements, respectively.
Fair Value Measurements
From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.
•Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market, and significant professional judgment is used in determining the fair value assigned to such assets and liabilities.
The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
Fair value is a market‑based measure considered from the perspective of a market participant rather than an entity‑specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between the levels. There were no reclassifications between levels in 2025 and 2024.
Share Redemptions
The Company adopted a redemption plan, whereby on a quarterly basis, shareholders may request that the Company redeem not less than 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held.
For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less the aggregate sum of distributions paid and declared but unpaid with respect to such shares, rounded down to the nearest cent.
Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the net asset value (the “NAV”) per share in effect at the time the redemption request is made without any reduction for distributions paid or declared and rounded down to the nearest cent.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of NAV per share) Before Deduction of any Participation Allocation and Third-Party Costs (1)
Less than 90 days (Introductory Period)	100%	(2) (3)
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01 and proceeds received by investors from any redemption will be further reduced by the Participation Allocation payable to the Manager in connection with such redemption (see Note 6).
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
Because the NAV per share is calculated at the end of each quarter the redemption price for shares held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.
In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed shareholders, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT. For the year ended December 31, 2024, the Manager elected not to process redemptions in order to preserve liquidity for the future and will continue to evaluate pending requests on a quarterly basis.
For the six months ended June 30, 2025, there were 4,492 shares redeemed for a total amount of $49,405. For the year ended December 31, 2024, there were no shares redeemed. As of June 30, 2025 and December 31, 2024, $49,405 and $0, respectively were accrued and included in accrued redemptions in the accompanying consolidated balance sheets. Some shares redeemed were at a discount equal to 97% or 98% of the current NAV as determined by the applicable holding period.

Distributions
For the six months ended June 30, 2025, the Manager declared one quarterly cash distribution of $0.075 per share. During 2024, no distributions were declared. As of June 30, 2025 and December 31, 2024, distributions in the amount of $79,546 and $0 have been declared, respectively, of which $82,591 and $3,045, respectively, were accrued and included in accrued distributions in the accompanying consolidated financial statements.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its shareholders, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties
In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company's real estate investments that results from an underlying tenant’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate investments held by the Company. Inflation risk is the risk that rising prices could increase the Company's operating expenses and impact tenants' business operations.
In 2021, the administrator of LIBOR announced that the publication of certain LIBOR settings will cease after December 2021 and publication of the remainder of the LIBOR settings will cease after June 2023. As of December 31, 2023, all material contracts indexed to LIBOR were transitioned to new alternative rates (see Notes 4 and 5).

3.    Real Estate
The Company owns a 51% controlling interest in Southern Dairies, a five-building office campus located in Atlanta, Georgia with approximately 85,000 rentable square feet.
As of June 30, 2025 and December 31, 2024, Southern Dairies was approximately 100% leased by tenants whose leases expire on various dates between 2025 and 2035. For the six months ended June 30, 2025, four tenants accounted for 32%, 16%, 13% and 11% of the annualized base rents of Southern Dairies. These leases expire in 2035, 2029, 2029 and 2029, respectively.

As of June 30, 2025, the future minimum contractual rental income from the Company's real estate investment under its noncancelable operating leases was as follows:

Amounts Due
July 1, 2025 through December 31, 2025	$1,434,387
2026	3,110,393
2027	3,013,612
2028	2,879,138
2029	1,602,721
2030	1,276,253
Thereafter	5,431,754
Total	$18,748,258
The Company is also entitled to additional rents, which are not included above, which are primarily based upon escalations of real estate taxes and operating expenses over base period amounts. These are included as rental income in the accompanying consolidated financial statements.
The components of rental income are as follows:

	For the Six Months Ended
	June 30, 2025	June 30, 2024
Fixed lease payments	$1,264,295	$1,071,932
Variable lease payments	521,721	686,364
Other	51,898	52,042
Total rental income	$1,837,914	$1,810,338

Intangibles

As of June 30, 2025, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(2,383,093)	1,704,626
Net amount	$108,081	$(278,821)

As of December 31, 2024, the Company's intangibles were as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
Cost	$2,491,174	$(1,983,447)
Accumulated amortization	(2,349,674)	1,652,728
Net amount	$141,500	$(330,719)

The remaining unamortized balance of the outstanding intangible assets and liabilities as of June 30, 2025 is estimated to be amortized as follows:

	Tenant Origination and In-Place Lease Costs	Below-Market Leases
July 1, 2025 through December 31, 2025	$(33,975)	$52,758
2026	(22,802)	69,558
2027	(22,802)	69,558
2028	(22,802)	69,558
2029	(5,700)	17,389
Total	$(108,081)	$278,821

4.    Mortgage Loan Payable
On March 12, 2020, Southern Dairies obtained a $25,817,000 mortgage loan, secured by the real estate, and received initial proceeds in the amount of $21,240,000. The remaining balance of the loan proceeds, in the amount of $4,577,000, was reimbursed for certain leasing costs, upon satisfaction of the requirements stated in the mortgage loan agreement. On March 12, 2025, a loan modification was executed to extend the loan maturity to March 12, 2027. The interest rate was modified to term SOFR (4.33% as of June 30, 2025) plus 2.2%. As of June 30, 2025 and December 31, 2024, the outstanding principal balance was $25,692,851, and $25,817,000 respectively. Principal and interest payments are due on a monthly basis. The loan may be prepaid at any time without penalty.
For the six months ended June 30, 2025 and 2024, the Company incurred interest expense related to the mortgage loan payable of $800,494 and $927,827, respectively. For the six months ended June 30, 2025 and 2024, the Company incurred $174,645 and $0, respectively, in financing costs related to the modification of the loan which are included in interest expense, net in the accompanying consolidated financial statements.

The fair value of the mortgage loan payable is determined by discounting the difference between the contractual loan payments and estimated market loan payments at an equity discount rate based on asset appraisals that reflect how a typical third-party investor would value the cash flows. Market loan payments are derived from overall market lending rates, debt origination and assumption transactions in the market, and property specific factors, including loan to value and cap rate changes. The Company's mortgage loan payable is classified within Level 3 of the valuation hierarchy.
The following table presents additional information about the Level 3 liability measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

Mortgage Loan Payable
Balance - December 31, 2023	$(25,594,909)
Change in unrealized gain	(187,575)
Balance - December 31, 2024	$(25,782,484)
Principal payments on mortgage loan payable	124,149
Change in unrealized gain	(34,516)
Balance - June 30, 2025	$(25,692,851)

The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loan payable are the selection of certain market interest rates and implied equity discount rates. Management reviews the valuation of the mortgage loan payable quarterly. The difference in the calculated fair value and the balance outstanding is the market valuation adjustment. As of June 30, 2025, the mortgage loan payable balance and the fair value of the mortgage loan payable was $25,692,851. As of June 30, 2025, the market interest rate and implied equity discount rate was assumed to be 6.53% and 9.34%, respectively. As of December 31, 2024, the mortgage loan payable balance and the fair value of the mortgage loan payable were $25,817,000 and $25,782,484, respectively. As of December 31, 2024, the market interest rate and implied equity discount rate was assumed to be 8.47% and 7.28%, respectively.
The Company is subject to certain financial and nonfinancial covenants under the mortgage loan. As of June 30, 2025, the Company was in compliance with all covenants.

5.    Derivative Instrument
The fair value of the interest rate swap is based on the notional, payment frequency, day count fraction, fixed and floating rates, and other factors, including the credit strength of both counterparties. The present value of expected cash flow differences is calculated based on prevailing market and contractual interest rates and credit spreads. The valuations are performed by an independent appraiser consistent with market standards for valuing derivatives. Management reviews the valuation of the interest rate swap quarterly. The Company's derivative instrument is classified within Level 2 of the valuation hierarchy.
To limit the Company's exposure to interest rate fluctuations on the mortgage loan payable, the Company has entered into an interest rate swap agreement. The interest rate swap agreement fixed the one-month LIBOR portion of the interest rate at a total all-in-rate of 2.683% and a notional amount of $21,240,000. Effective March 1, 2023, the one-month LIBOR rate was transitioned to one-month term SOFR. The agreement expired on March 3, 2025. Effective March 12, 2025, the Company entered into a new interst rate swap agreement. The new agreement fixed the one-month term SOFR rate at a total all in rate of 3.89% and a notional amount of $25,692,851 as of June 30, 2025. For the six months ended June 30, 2025 and 2024, the Company received $135,314 and $468,933, respectively, in interest income related to the swap. These amounts are included as a component of interest expense, net, in the accompanying consolidated financial statements.
In accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities, the Company has not designated the interest rate swap as a cash flow hedge. Accordingly, the Company recognizes any changes in fair value as a component of unrealized gains (losses) in the accompanying consolidated financial statements. For the six months ended June 30, 2025 and 2024, the total change in unrealized loss on the interest rate swap was a decrease of $270,281 and $274,808, respectively.

6.    Related Party Arrangements
Jamestown Investment Manager, L.P.
Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
The Manager is entitled to a quarterly asset management fee equal to 1.25% per annum based on NAV at the end of the prior quarter. For the six months ended June 30, 2025 and 2024, the Company incurred an asset management fee of $71,029 and $75,844, respectively.
The Manager is entitled to a quarterly fund administration fee equal to 0.60% per annum based on NAV at the end of the prior quarter, in part to reimburse the Manager for certain costs. For the six months ended June 30, 2025 and 2024, the Company incurred a fund administration fee of $34,349 and $36,405, respectively.
The Company will reimburse the Manager and any third party for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires or originates the investment.
Real Estate Investment Level Services
The Manager may retain one or more of its affiliates (Affiliate) to perform services for the Company’s real estate investment, including property management, leasing, construction management, sustainability consulting, creative and marketing services, architecture, legal and tax services.
An Affiliate serves as the property management company for Southern Dairies and is entitled to receive a monthly management fee and cost reimbursements, as defined by the property management agreement. For the six months ended June 30, 2025 and 2024, the Affiliate received property management fees of $42,700 and $38,289, respectively and cost reimbursements totaling approximately $71,500 and $57,100, respectively, of which $23,442 and $56,421 remained payable as of June 30, 2025 and December 31, 2024, respectively and is included in due to related parties in the accompanying consolidated financial statements.
The following amounts are either capitalized into the cost basis of the real estate or included in operating and maintenance and general and administrative expenses in the accompanying consolidated financial statements.
•An Affiliate receives construction management and development fees and cost reimbursements in connection with building or tenant improvements. For the six months ended June 30, 2025 and 2024, the Affiliate received construction management and development fees and cost reimbursements, including expenses related to employee time and travel, totaling approximately $7,600 and $26,400, respectively.
•An Affiliate provides legal services for the real estate investment and the Company. For the six months ended June 30, 2025 and 2024, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $4,900 and $200, respectively.
•An Affiliate provides tax services for the real estate investment. For the six months ended June 30, 2025 and 2024, the Affiliate received cost reimbursements, including expenses related to employee time totaling approximately $0 and $500, respectively.
•An Affiliate provides services to the real estate investment, including aesthetics evaluation, design consulting, brand development, public relations coordination, and event coordination. For the six months ended June 30, 2025 and 2024, the Affiliate received cost reimbursements, including expenses related to employee time and travel, totaling approximately $100 and $4,500, respectively.
•An Affiliate provides services to the real estate investment for sustainability consulting. For the six months ended June 30, 2025 and 2024, the Affiliate received cost reimbursements, including expenses related to third party fees, employee time and travel, totaling approximately $6,000 and $8,600, respectively.
•In addition, an Affiliate was reimbursed for other administrative expenses for the real estate investment and the Company. For the six months ended June 30, 2025 and 2024, the Affiliate was reimbursed approximately $52,300 and $23,800, respectively.

As of June 30, 2025 and December 31, 2024, $19,341 and $9,984, respectively, remained payable to various affiliates related to these services and is included in due to related parties in the accompanying consolidated financial statements.
Jamestown Invest 1 OP, L.P.
The Manager, as a Special Limited Partner, holds a performance participation interest in the Operating Partnership that entitles it to receive a performance participation allocation from the Operating Partnership (the “Participation Allocation”), payable in full upon a Liquidity Event (as defined below) or, to the extent allocable to redeemed shares, at the time of redemption.  The Participation Allocation will be equal to 20% of (i) the NAV (without reduction for any accrued Participation Allocation) as of the applicable date, increased by (ii) the aggregate capital distributions and dividends paid or accrued with respect to interests in the Operating Partnership, if any, less (iii) the aggregate initial purchase price for all interests in the Operating Partnership.  If the NAV as of the applicable date, increased by capital distributions and dividends paid or accrued, is less than $10.00 per share, no Participation Allocation will be paid.  The redemption price for any redeeming investor for any redemption of shares will be our NAV as of the redemption date (including any accrued participation allocation).  “Liquidity Event” shall mean the occurrence of a liquidity event, including but not limited to a liquidation of the Company upon the sale of all of the properties, a public listing, or a merger with a public or non-public company. For the six months ended June 30, 2025, the Manager realized a Participation Allocation of $33,673 which was accrued as of June 30, 2025 and included in due to related parties in the accompanying consolidated financial statements. As of June 30, 2025 and December 31, 2024, the Participation Allocation was $712,590 and $641,405, respectively and is included in accrued participation allocation in the accompanying consolidated financial statements.

7.    Economic Dependency
Under various agreements, the Company has engaged Jamestown, L.P. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Jamestown, L.P. and its affiliates.

8.    Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.    Subsequent Events
The Company evaluated subsequent events through September 24, 2025, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein.

PART III - Item 4. Exhibits

Exhibit	Description
2.1*	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 1-K, filed April 29, 2020)

6.1*	Sub-Advisory Agreement (Incorporated by reference to Exhibit 6.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

6.2*
Membership Interest Purchase Agreement between Jamestown, L.P. and Jamestown Invest 1, OP, L.P. (Incorporated by reference to Exhibit 6.1 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

6.3*
Amended and Restated Limited Liability Company Agreement of JT Invest 1 Dairies, LLC between Jamestown Invest 1 OP, L.P. and Jamestown, L.P. (Incorporated by reference to Exhibit 6.2 to the Company's Current Report on Form 1-U, filed on March 16, 2020)

8.1*	Escrow Agreement between Jamestown Invest 1, LLC and North Capital (Incorporated by reference to Exhibit 8.1 to the Company's Offering Statement on Form 1-A, filed on October 24, 2019)

*Previously filed

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	September 24, 2025

Safe Harbor Statement
This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.